[redacted]

HB 3/18/03 50 [illegible]

UN[redacted]
SECURITIES ANI[redacted]
Washi...

03015365

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 0 3 2003

DIVISION OF MARKET REGULATION

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
~~8-03600~~ 8-46998

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Automated Trading Desk Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 eWall Street
(No. and Street)

Mount Pleasant	South Carolina	29464
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Swanson — (843) 789-2000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 0 3 2003

DIVISION OF MARKET REGULATION

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Member of
Automated Trading Desk Brokerage Services, LLC:

We have audited the accompanying statement of financial condition of Automated Trading Desk Brokerage Services, LLC (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Automated Trading Desk Brokerage Services, LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 25, 2003

AUTOMATED TRADING DESK BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 769,015
Due from clearing broker	15,468,094
Financial instruments owned, at clearing broker - at fair value	54,609
Accounts receivable	1,054,808
Investments	396,000
Equipment at cost - net of accumulated depreciation of $123,897	3,959
Other assets	31,081
TOTAL ASSETS	$ 17,777,566

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Due to clearing broker	$ 185,272
Financial instruments sold, not yet purchased - at fair value	194,990
Accounts payable and accrued expenses	820,773
Total liabilities	1,201,035
MEMBER'S EQUITY	16,576,531
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 17,777,566

See notes to statement of financial condition.

AUTOMATED TRADING DESK BROKERAGE SERVICES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Automated Trading Desk Brokerage Services, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. On June 28, 2002, the Company's ownership structure underwent a reorganization (the "reorganization"). Through June 28, 2002, the Company was a jointly-owned subsidiary of Automated Trading Desk Holdings, Inc. ("ATDH") (formerly know as Automated Trading Desk, Inc.) and Charleston Delaware Partners, LLC ("CDP"), which was a wholly-owned subsidiary of ATDH. Profits and losses were allocated to the members as follows: ATDH 1%, CDP 99%. Effective close of business June 28, 2002, ATDH contributed substantially all of its assets and all of its liabilities for a 92% ownership in the newly formed Automated Trading Desk, LLC (the "Parent"). As part of the reorganization, CDP is a wholly-owned subsidiary of the Parent and is no longer allocated any profits or losses from the Company.

Nature of Operations - The Company generates its revenues by trading its proprietary account, primarily using various trading models, which result in very short-term, liquid equity positions. The Company also executes trades for various institutional clients, on a principal or agency basis, whereby trades are executed based on client negotiated weighted average pricing methodologies.

Use of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

Financial Instruments - Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at fair value. The fair value of trading positions is based on listed market prices. The trading positions are held by the clearing broker and may be used by the clearing broker in the conduct of its business. Such financial instruments consist primarily of equity securities.

Commissions Revenue - The Company acts as agent in trade execution for institutional clients earning commissions revenue which is recorded on trade date.

Cash and Cash Equivalents - The Company considers all highly liquid temporary cash investments purchased with a maturity of three months or less to be cash equivalents, which includes money market funds.

Depreciation - Equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful life of three to five years.

New Accounting Pronouncements – In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*," ("FIN No. 45"). FIN No. 45 requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition and measurement provisions are effective for guarantees made or modified after December 31, 2002. The disclosure provisions are effective for fiscal periods ending after December 15, 2002. The Company will adopt the recognition and measurement provisions of FIN No. 45 in fiscal year 2003 and does not expect the adoption to have a material impact on the statement of financial condition.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

3. INCOME TAXES

The Company is a single member LLC whose Parent is responsible for reporting the Company's income or loss under applicable tax statutes and regulations. The Company is treated as a disregarded entity under Federal income tax regulations.

4. INVESTMENTS

Investments represent stock and warrants in the NASDAQ Stock Market, Inc. The investment in the stock is recorded at fair value as of December 31, 2002. As there has not been readily observable trading activity in the warrants during the year, and due to a decline in the value of the underlying stock, management has concluded the ultimate exercise of the warrants is unlikely and therefore has marked down the entire value of the warrants.

5. RELATED PARTY TRANSACTIONS

The Parent provides the Company with office space, overhead, and administrative and support staff and funds other operating costs which includes compensation of substantially all personnel. Pursuant to amended agreements effective November 1, 2002, the Company pays monthly management and software licensing fees to the Parent. The fees resulting from the agreements are assessed periodically throughout the year. The Company has no outstanding payable to the Parent at December 31, 2002.

6. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $15,434,485 which was $15,334,485 in excess of its required net capital of $100,000. The Company's aggregate indebtedness ratio was .05 to 1.

The Company has a signed proprietary accounts of introducing brokers ("PAIB") agreement with its clearing broker, so as to enable it to include certain assets as allowable assets in its Net Capital computation.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company, in connection with its proprietary trading activities, enters into long and short equities, futures and options financial instruments in order to manage its exposure to market risk. These financial instruments may result in market and/or credit risk in excess of amounts recorded in the statement of financial condition. The Company manages this risk by maintaining very short-term proprietary trading strategies.

8. COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position or liquidity over and above any previously accrued amounts. The Company is not currently subject to any such inquiry or audit which could have a material adverse effect on the Company's financial position.

The Company has entered into a fifteen year agreement to lease office space and pay an allocated share of actual operating expenses beginning January 1, 2003 from Automated Trading Desk Technology Park, LLC ("Tech Park"), a wholly-owned subsidiary of the Parent. The lease requires the Company, the Parent and a certain other subsidiary of the Parent (the "tenants") to maintain liquid assets, as defined, on a consolidated basis, for which the tenants were in compliance during fiscal 2002. At December 31, 2002, the future minimum aggregate annual rentals payable under the lease are as follows:

Year	Amount
2003	$ 1,980,000
2004	1,980,000
2005	585,000
2006	585,000
2007	585,000
Aggregate amount thereafter	5,850,000

9. SUBSEQUENT EVENTS

On February 7, 2003 the Company changed its clearing broker-dealer from Penson Financial Services to Bear, Stearns Securities Corp. The Company also invested $15,000 in the preferred stock of its new clearing broker-dealer.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 25, 2003

Automated Trading Desk Brokerage Services, LLC
11 eWall Street
Mount Pleasant, South Carolina 29464

In planning and performing our audit of the financial statements of Automated Trading Desk Brokerage Services, LLC (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 25, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP